EXHIBIT 11

COMPUTATION OF NET INCOME PER ORDINARY SHARE

	Year ended December 31,
	2001	2000	1999
	(in thousands except per share amounts)
Number of ordinary shares
Ordinary shares outstanding, beginning of year	6,675	6,675	6,675
Ordinary shares issued	315	—	—
Ordinary shares outstanding, end of year	6,990	6,675	6,675

Weighted average shares outstanding during the year	6,721	6,675	6,675

Net (loss) income	$(27,563)	$2,963	$4,435

(Loss) earnings per share	$(4.10)	$0.44	$0.66